Sarah Sleiman

WORK EXPERIENCE

Kidcaboo   **December 2022 - Present**

Chief Relations Officer
  - Researched and implemented a new company-wide call and text system with new functionalities that increased efficiency and cross team collaboration.
  - Managed Parent Relations, Driver Management, and Hiring departments and created action plans to improve each department and increase efficiency by utilizing technology.
  - Lead weekly team meetings and regular 1-on-1s with each team member.
  - Developed processes for the development, onboarding, and active driver management teams, streamlining documentation and communication.

Vice President of Growth
  - Screened, interviewed, and hired 124 drivers in high demand areas within 9 months, drastically increasing our capability to meet customer demand.
  - Connected 92 new families with new drivers, bringing in $2,760,000 in annual recurring revenue.
  - Created an automated spreadsheet utilizing Google Maps API to find a driver applicant near each ride request, resulting in reduced manual work and decreasing driver match time from 4 hours to 1 minute.
  - Implemented a project management tool and new processes to manage driver hiring requests, enabling cross team collaboration while increasing efficiency and accuracy.

Omnicell (acquired previous employers, FDS & Amplicare)   **June 2019 - Present**

Senior Customer Enablement Consultant
  - Built an online training course for new hires joining the customer support team, consisting of 3 certification levels. Process included executing a needs assessment, creating a project management timeline, creating the education material and distributing the course. Implemented a variety of formats to work for different kinds of learners including videos, documents, and hands-on learning activities.
  - Designed and presented 25+ live webinars for product users to increase product usage, adoption and learn about the Medicare and Medicaid industry.
  - Developed and executed a 40 hour in-person training program for 10 trainees, focused on how to solve common issues and processes to handle 5x typical inbound calls and chats during busy seasons.
  - Created 3 2-minute videos for product user training webinars that increased webinar registrations by 2x.

Account Manager
  - Assessed customer pain points by analyzing 2 years of usage and churn data and interviewing 15 customers. Identified cause of high churn was due to low initial product utilization. Created and presented solution of a new onboarding process to management, decreasing cancellations by 20%.
  - Conducted quarterly business reviews with large chain accounts, optimizing product usage and metrics.
  - Executed 4 beta tests with 20+ customers and summarizing feedback to product managers, improving software experience before rolling out to all customers.
  - Generated 34 upsell leads and $55,000 of potential revenue expansion from upselling accounts.

Customer Success Specialist
  - Provided customer support to 300+ accounts weekly resulting in 99% customer satisfaction.
  - Facilitated onboarding and conducted 180 product trainings for clients to ensure product usage.
  - Followed up with accounts with expired payment information, saving over $20,000 in lost revenue.
  - Negotiated annual customer contract renewals to prevent cancellations, saved $40,000 in revenue.

Code the Future Inc   **April 2016 - December 2020**

Founder and CEO
  - Closed 7 contracts worth $25,000 to provide robotics and coding services to elementary schools.
  - Analyzed customer needs and developed specialized coding camp curriculums, extending service offerings.
  - Created business plan including market research, financial projections, and marketing plan.
  - Designed and managed a week-long training and onboarding program for 8 new employees.

EDUCATION

The College of New Jersey, School of Business
-Bachelor of Science, Business Management | GPA: 3.7, Dean's List

Project Lead, Mayo Business Plan Competition, The College of NJ
-1st Place, recipient of $30,000 to start Code the Future thereby demonstrating entrepreneurial skills.
-Presented to an audience of 100+ and 6 judges.
-Directed team of 4 college freshmen to independently learn about business plans.
-Created 3 minute video about the organization to support the business plan.

SKILLS

Google Suite, Asana, Jira, Intercom, Salesforce, Microsoft, Aircall | Spoken and written fluency in Arabic and English.